Exhibit 99.1

Norwegian Insurer Gjensidige Pensjonsforsikring Goes Live with Sapiens CoreSuite for Life & Pensions

Sapiens’ solution supports GPF’s broad digital strategy to enhance life and pensions coverage and accelerate the roll-out of innovative new products

Holon, Israel, January 9, 2024  – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and the leading Norwegian insurance company Gjensidige Pensjonsforsikring (GPF) today announced that GPF has gone live with Sapiens CoreSuite for Life & Pensions and Sapiens Cloud Services for their individual savings. GPF is the first Nordic customer to go-live with CoreSuite, which will expand the insurer’s digital capabilities and boost its leading market position.

Designed to enable greater automation and operational efficiency, Sapiens CoreSuite for Life & Pensions provides GPF with an optimised, Norwegian-tailored platform with real-time access to centrally managed data. As a single, unified system on the cloud, CoreSuite provides a cost-efficient, cloud-based IT infrastructure to streamline workflows, accelerate digital transformation and improve customer engagement.

The CoreSuite solution is maintained and updated continuously by Sapiens in accordance with the latest technological and regulatory requirements.

“Sapiens has now completed the initial phase of our core transformation project to CoreSuite and provided valuable support throughout the journey,” said Torstein Ingebretsen, CEO of GPF. A strong core and strategy are essential to GPF’s growth in Norway’s rapidly changing pensions market.”

“We are proud to have achieved this important milestone in the Nordics with a regional leader like GPF,” added Roni Al-Dor, Sapiens President and CEO. “We will continue to support GPF’s journey to drive innovation and set the standard for best-in-class customer service with our transformative, future-oriented, cloud-based IT infrastructure.”

Sapiens CoreSuite for Life & Pensions is a software solution for end-to-end core operations and processes. An award-winning policy administration system, it supports individual and group products across life, health, wealth & retirement. Sapiens Cloud Services supports business growth with a holistic offering of value-added cloud services that provides all operations and application management services under one roof.

About Gjensidige Pensjonsforsikring (GPF)

Gjensidige Pensjonsforsikring (GPF) is a wholly owned subsidiary of Gjensidige Forsikring. GPF mainly offers defined contribution, investment products, pension plans and risk products for groups and individuals in the Norwegian market. For more information visit GPF

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn

Media Contact

Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Corporate Communications
Sapiens International
Mobile: +1-201-250-9414
Phone: +972-3-790-2026
Email: Yaffa.cohen-ifrah@sapiens.com

www.sapiens.com